UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of January 16, 2003


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|   No |X|

                                EXPLANATORY NOTE


Attached are the following items:

1.   Press Release, dated January 15, 2003.

2.   Press Release, dated January 15, 2003.

3. Resolutions adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003. In accordance with the Polish law, these resolutions were annexed to the press release disseminated in Poland on January 15, 2003 in connection with the Extraordinary General Meeting of Shareholders.

4. Curriculum vitae of new members of the supervisory board. In accordance with the Polish law, these curriculum vitae were annexed to the press releases attached hereto as disseminated in Poland on January 15, 2003.


This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                                       Contact:      Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Alexandra Jones
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Jeff Zelkowitz
                                                     Taylor Rafferty, New York
                                                     212-889-4350


        CHANGES OF THE COMPOSITION OF NETIA HOLDINGS' SUPERVISORY BOARD
        ---------------------------------------------------------------

WARSAW, Poland - January 15, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that its management board received from TeliaSonera AB (publ.) (previously Telia AB publ.) ("TeliaSonera") and EM Warburg Pincus ("Warburg") declarations with respect to changes in the composition of Netia's supervisory board made in accordance with Netia's Statute. The following changes of the composition of Netia's supervisory board were made:

TeliaSonera dismissed Charlotte Grette, as of January 14, 2003 as member of Netia's supervisory board. TeliaSonera also dismissed Jan Henrik Ahrnell and Hans Tuvehjelm, as of the date of the registration by the Polish court of the changes of Netia's Statute to be adopted by the Extraordinary General Meeting of Shareholders to be held on January 15, 2003 as members of Netia's supervisory board.

As of January 15, 2003, Warburg dismissed Roberto Italia as member of Netia's supervisory board.

As of January 15, 2003, TeliaSonera appointed Nicholas N. Cournoyer as member of the supervisory board who will replace Morgan Ekberg as chairman of Netia's supervisory board. TeliaSonera re-appointed Morgan Ekberg as member of Netia's supervisory board.

As of January 15, 2003, Warburg appointed Ewa Maria Robertson as member of Netia's supervisory board.

As a result of these changes Netia's supervisory board currently consists of the following 10 members: Nicholas N. Cournoyer (chairman of the supervisory board), Morgan Ekberg, Jan Guz, Donald Mucha, Przemys(3)aw Jaronski, David Oertle, Andrzej Radziminski, Ewa Maria Robertson, Jan Henrik Ahrnell and Hans Tuvehjelm. As of the date of the registration by the Polish court of the changes of Netia's Statute to be adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003, Jan Henrik Ahrnell, and Hans Tuvehjelm will cease to be members of Netia's supervisory board.

In accordance with the schedule of Netia's Extraordinary General Meeting of Shareholders to be held on January 15, 2003, the Extraordinary General Meeting of Shareholders may adopt resolutions on further changes of the composition of Netia's supervisory board.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002 and its Current Report on Form 6-K filed with the Commission on January 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


    NETIA HOLDINGS S.A. HOLDS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
    -----------------------------------------------------------------------

WARSAW, Poland - January 15, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that the Extraordinary General Meeting of Shareholders held today adopted resolutions on
(i) changes of Netia's Statute, (ii) changes of the composition of Netia's supervisory board, (iii) rules regulating compensation of members of Netia's supervisory board, and (iv) establishing security interests over Netia's assets in connection with EUR 50 million Senior Secured Notes due 2008 issued by Netia's Dutch subsidiary, Netia Holdings B.V. These resolutions were adopted in connection with the on-going restructuring of the Netia group companies.

Pursuant to the resolution of the Extraordinary General Meeting of Shareholders held on January 15, 2003, David Oertle, Donald Mucha and Jan Guz were dismissed as members of Netia's supervisory board as of January 15, 2003. Pursuant to the resolution of the Extraordinary General Meeting of Shareholders held on January 15, 2003, Przemyslaw Jaronski was dismissed as a member of Netia's supervisory board as of the date of the registration by the Polish court of changes to Netia's statutes adopted by the Extraordinary General Meeting of Shareholders held on January 15, 2003.

Pursuant to the resolution of the Extraordinary General Meeting of Shareholders held on January 15, 2003, Jaroslaw Bauc, Andrzej Michal Wiercinski and Richard James Moon were appointed members of Netia's supervisory board.

As a result of these changes Netia's supervisory board currently consists of the following 10 members: Nicholas N. Cournoyer (Chairman of the supervisory board), Jaroslaw Bauc, Morgan Ekberg, Richard James Moon, Andrzej Radziminski, Ewa Maria Robertson, Andrzej Michal Wiercinski, Jan Henrik Ahrnell, Przemyslaw Jaronski and Hans Tuvehjelm. As of the date of the registration by the Polish court of the changes to Netia's Statute adopted by the Extraordinary General Meeting of

Shareholders on January 15, 2003, Jan Henrik Ahrnell, Przemyslaw Jaronski and Hans Tuvehjelm will cease to be members of Netia's supervisory board.

One of the minority shareholders formally objected to all resolutions of the Extraordinary General Meeting of Shareholders that related to dismissal and appointment of Netia's supervisory board members.

One of the minority shareholders formally objected to the resolution of the Extraordinary General Meeting of Shareholders establishing security interest over the entire enterprise of Netia.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002 and its Current Report on Form 6-K filed with the Commission on January 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                               RESOLUTION NO. -[_]
              OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF
                               NETIA HOLDINGS S.A.

                             DATED JANUARY 15, 2003


                 concerning the changes in the Company's Statute

The Extraordinary Shareholders' Meeting hereby deletes ss. 5, 5A, 5B,6 and ss.12-22 in their entirety and adopts the following wording of ss. 5, 5A, 5B,6 and ss.12-21:


                                     "SS. 5


The share capital amounts to not more than PLN 349,101,912 (say: three hundred and forty-nine million one hundred and one thousand nine hundred and twelve zlotys) and is divided into not more than 349,101,912 (say: three hundred and forty-nine million one hundred and one thousand nine hundred and twelve) shares of PLN 1.00 (say: one zloty) each.


The shares of the company are divided into the following series:

a)         5,000 ordinary registered series A shares;

b)         1,000 privileged registered series A1 shares;

c)         3,727,340 ordinary registered series B shares;

d)         17,256,855 ordinary bearer series C shares;

e)         3,977 ordinary bearer series C1 shares;

f)         5,500,000 ordinary bearer series D shares;

g)         425,000 ordinary bearer series E shares;

h)         2,250,000 ordinary bearer series F shares;

i)         2,250,000 ordinary bearer series G shares;

j)         up to 317,682,740 ordinary bearer series H shares.


The Management Board is empowered to lodge a statement in the form of a notarial deed describing the level of share capital subscribed for in connection with the Series H share issue on the basis of article 431 para. 7 in connection with article 310 para. 2 of the Commercial Companies Code.


                                     SS. 5A

1. The Management Board shall be authorized to increase the share capital of the Company by issuance of new shares of the Company of total nominal value not exceeding PLN 18,373,785 (eighteen million, three hundred and seventy-three thousand, seven hundred and eighty-five Polish zlotys), by issue of one tranche of ordinary bearer "I" Series shares of the Company (the authorized capital). The authorization of the Management Board of the Company to increase the share capital of the Company and to issue new shares within the limit set forth above shall expire on 1st January 2005.

2. The increase of the share capital by the Management Board up to the amount set forth in ss. 5A Clause 1 of the Company's Statute as well as the detailed conditions of such increase as set out in ss. 5A Clause 4 of the Company's Statute below shall require the approval of the Supervisory Board (undertaken by means of a Supervisory Board resolution with at least 4 (four) members of the Supervisory Board voting in favour).

3. Upon the approval of the Supervisory Board (undertaken by means of a Supervisory Board resolution with at least 4 (four) members of the Supervisory Board voting in favour), the Management Board is authorised to limit or exclude the pre-emptive rights of the Company's Shareholders with respect to the Company's shares to be issued within the limits set forth in ss. 5A section 1 of the Company's Statute.

4. Subject to ss. 5A Clause 2) above, the Management Board shall determine specific terms and conditions of the issue of the shares of the Company, within the limits provided in ss. 5A Clause 1 of the Company's Statute, in particular:

           a)         number of shares, which shall be issued,

           b)         issue price of the shares,

           c)         term of opening and closing of subscription,

           d)         specific terms of allocation of the shares,

           e) shall conclude agreements with entities entitled to organize subscription for shares and shall specify places and terms of the subscription,

           f) shall conclude agreements, both with and without consideration, for underwriting the subscription for the shares, in particular, firm underwriting and stand-by underwriting agreements.

                                     SS. 5B


1. The conditional share capital of the Company amounts up to PLN 83,222,437 (eighty three million, two hundred and twenty two thousand and four hundred and thirty seven) and includes up to 64,848,652 (sixty four million, eight hundred and forty eight thousand and six hundred fifty two) ordinary bearer series "J" shares and up to 18,373,785 (eighteen million, three hundred seventy three thousand and seven hundred eighty five) ordinary bearer shares series "K".


2. The owners of series "J" and "K" shares shall participate in dividends payable by the Company, provided that respectively series "J" shares and series "K" shares are issued to the Shareholders of the Company on or before the record day for the dividend payments set forth in a resolution of the Ordinary General Shareholders' Meeting.

3. The pre-emptive rights of the Company's current Shareholders with respect to series "J" shares and series "K" shares shall be excluded.


4.         The right to acquire:

           a) up to 64,848,652 (sixty four million, eight hundred and forty eight thousand and six hundred fifty two) ordinary bearer series "J" shares shall be granted to: (i) holders of bonds with the priority right to acquire shares issued by the Company based on Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002 (the "BONDS"), (ii) the holders of the right to acquire shares (warrant) upon their separation from the Bonds and introduction to trading; and

           b) up to 18,373,785 (eighteen million, three hundred seventy three thousand and seven hundred eighty five) ordinary bearer series "K" shares shall be granted to the employees, consultants, and board members of the Company and its subsidiaries pursuant to a performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group; this right may be implemented by executing the priority right to subscribe for the shares (warrant) attached to the Bonds.


5. The priority right to acquire series "J" shares (warrant) shall have a duration of:

           a) two years from the date of the Bonds' issue with respect to 32,424,326 (thirty two million, four hundred and twenty four thousand, three hundred and twenty six) ordinary bearer series "J" shares; and

           b) three years from the date of the Bonds' issue with respect to 32,424,326 (thirty two million, four hundred and twenty four thousand, three hundred and twenty six) ordinary bearer series "J" shares.


6. The priority right to acquire series "K" shares (warrant) may be executed not later than on December 31, 2007, unless, subject to the Supervisory Board's approval, the Management Board will shorten the period for the execution of the priority right to acquire series "K" shares (warrant) pursuant to a performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group.


7. Subject to: (i) the provisions of the performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group,
           (ii) the provisions of Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002 concerning the Bonds' issue with the priority right to acquire shares, as well as the detailed terms and conditions of the Bonds' issue set forth on the basis of that Resolution and (iii) the approval of the Company's Supervisory Board, the Company's Management Board, is authorised to:

           a) determine the detailed terms and conditions for subscribing for series "J" and "K" shares and the division of series "J" and "K" shares into tranches;

           b) determine the issue prices of series "J" and "K" shares separately for each tranche;

           c) execute agreements with entities authorized to accept subscriptions for shares and to determine the places and dates of the subscription for series "J" and "K" shares;

           d) sign agreements, both paid and free of charge, in order to secure the success of the subscription for series "K" shares for the benefit of the entities referred to in ss. 5B section 4.b) of the Company's Statute and, in particular, trust deed and/or any standby or hard commitment underwriting agreement or agreements.


8.         The purpose of establishing the conditional share capital is to:

           a) grant the right to acquire the new issue of the Company's shares to those Company Shareholders who will acquire the Bonds with the priority right to acquire series "J" shares issued pursuant to Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002, or for whose benefit such Bonds will be acquired; and

           b) grant the right to acquire series "K" shares to the employees, consultants and board members of the Company and its subsidiaries who will be entitled to acquire such shares pursuant to the performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group.



                                      SS. 6


1.         Shares of the Company may be registered shares and bearer shares.


2.         Bearer shares may not be transformed into registered shares.


3. The privileged registered series A1 shares shall give their holders rights as defined in ss. 15.2 of the Statute. The transfer of any privileged registered series A1 shares shall result in the loss of privileges referred to in ss. 15.2 of this Statute. Conversion of registered series A1 shares to bearer shares is forbidden.


                                     SS. 12

1. Unless the provisions of the Commercial Companies Code or this Statute provide otherwise, resolutions of the General Shareholders' Meeting shall be adopted by an absolute majority of votes cast (abstentions shall be counted as votes cast).

2. Resolutions on a Company merger, Company dissolution or transfer of the enterprise of the Company or transfer of a material part thereof shall be adopted by a majority of 3/4 of the votes cast.

3. Resolutions on the withdrawal of the Company's shares from public trading or on de-listing of the Company's shares from the Warsaw Stock Exchange or on a merger having the same consequences, shall be adopted by a majority of 4/5 of the votes cast. Those voting must represent at least 1/2 of the Company's share capital.

                                     SS. 13


1. Resolutions of the General Shareholders' Meeting shall be required in matters provided for in the Commercial Companies Code, and in particular regarding decisions on the division and distribution of profit. No approval of the General Shareholders' Meeting is required for the purchase or sale of real estate or share in real estate, without limitations upon the value of such transaction.


2. The Management Board shall submit the proposed resolutions of the General Assembly of Shareholders for a prior opinion of the Supervisory Board of the Company. Draft proposed resolutions shall be delivered to the members of the Supervisory Board not later than 10
           (ten) days prior to the date of the General Assembly of Shareholders. If the Supervisory Board fails to give its opinion on any proposed resolution 1 (one) day before the day of the General Assembly of Shareholders, it shall be deemed that no opinion has been given by the Supervisory Board. A negative opinion or the lack of an opinion of the Supervisory Board shall not be an obstacle to adoption of such resolution by the General Assembly of Shareholders.


                                     SS. 14


1. The Shareholders may participate in the General Assembly of Shareholders and exercise their right to vote in person or by proxies. Members of the Management Board of the Company and the Company employees may not act as proxies at the General Assembly of Shareholders.

2. The rules governing the operation of the Assembly of Shareholders shall be specified in the By-laws of the Shareholders' General Assembly, which shall be approved by the General Assembly of Shareholders.


                                     SS. 15


1.         The Supervisory Board shall consist of up to 7 (seven) members.
           Except as otherwise provided in this Section, members of the Supervisory Board shall be elected and dismissed by the General Assembly of Shareholders for a term of office of 5 (five) years.

2. 1 (one) member of the Supervisory Board shall be appointed and dismissed by holders of series A1 shares; provided that, such privilege has not terminated pursuant to ss. 6.3 above and, upon termination, such member shall be elected by the General Assembly of Shareholders and shall be an Independent Member.

3. At all times at least 2 (two) of the Supervisory Board members shall be "independent" (the "INDEPENDENT MEMBER"). An "Independent Member" is a person who: (i) is not an executive officer of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person, (ii) does not have a business or professional relationship with the Company or any of its subsidiaries that is material to the Company or such person, (iii) does not have an ongoing business or professional relationship with the Company or any of its subsidiaries, whether or not material in an economic sense, which involves continued dealings with management of the Company such as the relationship between the Company and its investment bankers or legal counsel, (iv) is not an employee of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person, (v) is not an employee of any shareholder or any Affiliate of any shareholder holding more than 5 (five) % of issued share capital of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person or (vi) does not have a business or professional relationship with any shareholder or any Affiliate of any shareholder holding more than 5 (five) % of issued share capital of the Company or any of its subsidiaries that could have significant impact on the ability of such person to make impartial decisions.


           In this Statute: "AFFILIATE" shall mean any firm, company or corporation which, directly or indirectly, controls, is controlled by or is under common control of the Company; "SUBSIDIARY" shall mean an entity in which the Company holds more than 50% (fifty) of the voting stock or has the right to appoint at least 50% (fifty) of the members of the management board or supervisory board (or similar governing or supervisory authority) of such entity; "EXECUTIVE OFFICER" shall mean members of the Management Board of the Company, liquidators, chief accountant of the Company, in-house legal counsel and all persons responsible for managing the Company and reporting directly to the Management Board.


4. The Chairman of the Supervisory Board shall be elected by the Supervisory Board from amongst the members of the Supervisory Board in a simple majority vote. The Chairman shall have the power to cast the deciding vote in the event of a deadlock among the members of the Supervisory Board. In addition, the Chairman shall have the right to call and preside over meetings of the Supervisory Board and other procedural rights normally associated with such office.


5. Meetings of the Supervisory Board shall be convened at least monthly for the six month period following the registration of the series H share increase and once every quarter thereafter. The Chairman shall also convene meetings of the Supervisory Board at the written request of the Management Board of the Company or any member of the Supervisory Board.


6. The members of the Supervisory Board may be remunerated for fulfilling their functions of Supervisory Board members. The General Shareholders' Meeting should adopt Rules of Remunerating the Supervisory Board's Members".


                                     SS. 16


1. The competency of the Supervisory Board shall include general supervision of the activities of the Company. Resolutions of the Supervisory Board shall be required in matters provided for in the Commercial Companies Code and Paragraph 3 of this Section.

2. Save as prescribed otherwise in this Statute all resolutions of the Supervisory Board shall be undertaken by an absolute majority of votes cast in favour of such resolution (abstentions shall be counted as votes cast).

3. Subject to the provisions ofss.16.4 below, resolutions of the Supervisory Board regarding the following matters shall require that at least 4 (four) members of the Supervisory Board vote in favour:


           a) presentation to the Company's General Assembly of Shareholders of a written report on the results of the Supervisory Board's examination of the Company's balance sheet and the profit and loss statement;

           b) presentation to the Company's General Assembly of Shareholders of a written report on the results of the Supervisory Board's examination of the report of the Management Board and the recommendations of the Management Board with respect to the distribution of profits or coverage of losses;

           c) the appointment and removal of the members of the Management Board, and the issuance of by-laws for the Management Board;

           d) setting or changing the compensation for the members of the Management Board and defining other terms and conditions of their employment, and the setting and changing of any incentive plan for the Management Board and other key employees;

           e)        approval of business plans and budgets for the Company;

           f) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, consent to incurring or making loans or other indebtedness in excess of US$100,000 on a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           g) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the authorization of capital expenditures, assumption of obligations or commitments in excess of US$100,000 in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           h) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the giving of any guarantee or indemnity with respect to the obligations of liability of any other entity, which guarantee or indemnity shall be in excess of US$100,000 in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           i) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the sale or acquisition of real estate for a purchase price exceeding US$100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           j) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, consent to the sale, lease, pledge, hypothecation encumbering or transferring any of the Company's assets having a value in excess of US$100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or any other currencies, provided, however, that sales of products and obsolete equipment in the ordinary course of business will be subject to no restrictions;

           k) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the making of any investment or funding of any amounts in or with respect to any non-telecommunications related business or operations of the Company (including, for this purpose, Uni-Net Sp. z o.o. with registered seat in Warsaw), whether under contractual arrangements existing at the time of such investment or funding or otherwise;

           l) consent to the commencement, settlement, assignment, compromise or release of any claim of or against the Company in excess of US $100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or other currencies;

           m) bidding for any license or concession or agreeing to the material modification of any existing license of the Company or any subsidiary;

           n) consent to acquiring shares of or investing in other entities other than in existing subsidiaries of the Company;

           o) consent to the adoption of a performance stock option plan in accordance with ss. 5B of this Statute;

           p) appointment of the expert auditor to audit the Company's financial statements;

           r) the conclusion by the Company of any contracts with an Affiliate (defined below). For the purposes of this point, "AFFILIATE" shall mean (i) a member of the Management Board or Supervisory Board or the cousin or relative of up to the second degree of such member, (ii) a shareholder holding shares entitling it to at least 5% of votes at the General Meeting or (iii) an entity controlled by, controlling or under common control with the aforementioned persons and "control" shall mean the possibility of even indirect influence over the management or business policy of the controlled entity through holding shares with the right to vote in such entity, a shareholders' agreement, an agreement for official receivership of votes (umowa syndykowania g(3)osow) or in any other similar manner, even if not connected with a written agreement.

4. Resolutions of the Supervisory Board regarding the consent for the Company to enter into the first credit facility following January 15th, 2003 in the amount equal to, or exceeding EUR 50 million (fifty million) in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies shall require that at least 5 (five) members of the Supervisory Board vote in favour. Resolutions of the Supervisory Board regarding the consent for the Company to enter into the all subsequent credit facilities shall require that at least 4 (four) members of the Supervisory Board vote in favour.


5. Supervisory Board resolutions on the matters described in section 16.3.q. above (the conclusion by the Company of a contract with an Affiliate) shall require the approval of at least one of the Independent Members.


                                     SS. 17


1. Meetings of the Supervisory Board shall be convened by written notices sent to each member of the Supervisory Board informing them of the date, the time, the venue and the agenda, at least 7 (seven) days prior to the planned meeting. Meetings of the Supervisory Board may be held without formal convening if all the members of the Supervisory Board agree to such a meeting and the proposed agenda.


2. Resolutions of the Supervisory Board may be undertaken in writing or by means of direct communication media (such as telephone, video conferencing) in a manner allowing mutual communication between all the members of the Supervisory Board present. Resolutions adopted during such conference shall be effective if the minutes including such resolutions were signed by each member of the Supervisory Board participating in such meeting. Members of the Supervisory Board may also vote on Supervisory Board resolutions in writing via another member of the Supervisory Board.


3. Resolutions of the Supervisory Board shall only be valid if a quorum is present at such meeting. The quorum shall consist of a majority of the total number of members of the Supervisory Board.


4. The rules governing the operation of the Supervisory Board shall be specified in the By-laws of the Supervisory Board, which shall be adopted by the Supervisory Board.


5. Reasonable out-of pocket expenses incurred by members of the Supervisory Board in connection with attending meetings and fulfilling other obligation as board members, shall be reimbursed by the Company.


                                     SS. 18


1. The Management Board of the Company shall consist up to 10 (ten) members. The Supervisory Board shall decide on the number of Management Board members.


2. The Management Board members shall be appointed and dismissed by the Supervisory Board for a term of office of 5 (five) years.


3. The Management Board shall manage the activities of the Company, shall adopt resolutions necessary for performance of tasks and shall represent the Company before courts, authorities, offices and third parties.

4. The Management Board shall handle the matters, which are not within the exclusive competence of the General Assembly of Shareholders or the Supervisory Board.


5. Resolutions of the Management Board shall be adopted by a simple majority of votes.


6. Two members of the Management Board acting together or one member of the Management Board acting together with a commercial proxy (prokurent) shall be authorised to make declarations and to sign on behalf of the Company.

7. Reasonable out-of-pocket expenses incurred by members of the Management Board in connection with attending meetings and fulfilling other obligation as board members, shall be reimbursed by the Company.


8. The rules governing the operation of the Management Board shall be specified in the By-laws of the Management Board, which shall be approved by the Supervisory Board.


                               V. FINAL PROVISIONS

                                     SS. 19

1. Liquidation and dissolution of the Company shall be undertaken in cases provided for by law or pursuant to a resolution of the General Assembly of Shareholders.


2. Liquidators shall be members of the Management Board unless the General Assembly of Shareholders appoints other liquidators.


                                     SS. 20


In any and all matters not provided for in this Statute, the provisions of the Commercial Companies Code and other provisions of Polish law shall apply.


                                     SS. 21

The Company was established by transformation into a joint stock company of "R.P. Telekom" Spo(3)ka z ograniczon(1) odpowiedzialnooeci(1), the Shareholders of which were the founders listed in Section 4."

                               RESOLUTION NO. [_]
              OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF
                               NETIA HOLDINGS S.A.

                             DATED JANUARY 15, 2003


      concerning the adoption of the unified text of the Company's Statute


The Extraordinary Shareholders' Meeting hereby adopts the following unified text of the Company's Statute:


                                   "STATUTE OF
                               NETIA HOLDINGS S.A.


                              I. GENERAL PROVISIONS


                                      SS. 1

The name of the Company shall be "Netia Holdings" Spo(3)ka Akcyjna. The Company may use an abbreviation of its name: "NETIA HOLDINGS" S.A. The seat of the Company shall be the Capital City of Warsaw.


                                      SS. 2

The Company may establish divisions, branches, plants and representative offices and other entities, and may also participate in other companies in Poland and abroad.


                                      SS. 3

The scope of activity of the Company shall be:

           a) design, manufacture and use of internal (company internal and other) telecommunication systems;

           b) design and introduction of new telecommunication designs and techniques;

           c) provision of telecommunication services within the scope of internal (company internal and other) telecommunication systems;

           d)        manufacturing and leasing of telecommunication equipment;

           e)        conducting domestic trade;

           f) conducting imports in connection with services offered by the Company, the shareholders and partners;

           g)        conducting exports of services provided by the Company;

           h)        export and import of telecommunication equipment;

           i)        rendering telecommunication services;

           j) export and import shall not include goods, the trade of which requires a concession;

           k) organizing and implementing commercial undertakings individually or together with other entities, including undertakings within the scope of construction for housing purposes, including the sale, rental and management of buildings and parts thereof;

           l) undertaking land managing commercial ventures by means of holdings and equity stakes held by the Company, including granting loans and guarantees as part of the holding structure;

           m) granting loans and credits to the entities whose shares the Company holds directly or indirectly.


                                      SS. 4

The founders of the Company are:

1) INTERNATIONAL COMMUNICATION TECHNOLOGIES Inc., with its seat in Los Angeles, USA;

2)         GRUPA INWESTYCYJNA NYWIG Sp. z o.o., with its seat in Warsaw;

3)         PROMACO Sp. z o.o., with its seat in Warsaw;

4)         UNITRONEX CORP., with its seat in Wooddale, Ilinois, USA;

5)         TOWARZYSTWO ROZWOJU TELEKOMUNIKACJI, with its seat in Warsaw;

6)         METRONEX S.A., with its seat in Warsaw;

7)         Andrzej Radziminski;

8)         Aleksander Szwarc;

9)         Donald Mucha;

10)        Krzysztof Korba;

11)        Jacek S(3)owakiewicz;

12)        Marian Benda;

13)        Janina Kopacka;

14)        Leopold Benda;

15)        Edward Jedrzejowicz;

16)        Andrzej Wawrzenczak;

17)        Ryszard Lewandowski;

18)        Grzegorz Gorski;

19)        Zbigniew Przybyszewski;

20)        Bogus(3)aw Chmielewski;

21)        Jan Drobiecki;

22)        W(3)adys(3)aw Balinski;

23)        Janusz B(3)aszczak;

24)        Jerzy Dygdon;

25)        Grzegorz Figlarz;

26)        Tadeusz Gruszka;

27)        Zbigniew Hayder;

28)        Roman Jarocki;

29)        Jerzy Kantorski;

30)        Anna Kasowicz;

31)        Marian Ko(3)osinski;

32)        Janusz Krzysztofinski;

33)        Zofia Ledwooe;

34)        Andrzej Pi(1)tkowski;

35)        Stanis(3)awa Sobieranska;

36)        El?bieta Zandecka;

37)        Andrzej Wadecki;

38)        Frederic Henri Chapus.



                          II. SHARE CAPITAL AND SHARES

                                      SS. 5

The share capital amounts to not more than PLN 349,101,912 (say: three hundred and forty-nine million one hundred and one thousand nine hundred and twelve zlotys) and is divided into not more than 349,101,912 (say: three hundred and forty-nine million one hundred and one thousand nine hundred and twelve) shares of PLN 1.00 (say: one zloty) each.

The shares of the company are divided into the following series:

           a)         5,000 ordinary registered series A shares;

           b)         1,000 privileged registered series A1 shares;

           c)         3,727,340 ordinary registered series B shares;

           d)         17,256,855 ordinary bearer series C shares;

           e)         3,977 ordinary bearer series C1 shares;

           f)         5,500,000 ordinary bearer series D shares;

           g)         425,000 ordinary bearer series E shares;

           h)         2,250,000 ordinary bearer series F shares;

           i)         2,250,000 ordinary bearer series G shares;

           j)         up to 317,682,740 ordinary bearer series H shares.

The Management Board is empowered to lodge a statement in the form of a notarial deed describing the level of share capital subscribed for in connection with the Series H share issue on the basis of article 431 para. 7 in connection with article 310 para. 2 of the Commercial Companies Code.


                                     SS. 5A

1) The Management Board shall be authorized to increase the share capital of the Company by issuance of new shares of the Company of total nominal value not exceeding PLN 18,373,785 (eighteen million, three hundred and seventy-three thousand, seven hundred and eighty-five Polish zlotys), by issue of one tranche of ordinary bearer "I" Series shares of the Company (the authorized capital). The authorization of the Management Board of the Company to increase the share capital of the Company and to issue new shares within the limit set forth above shall expire on 1st January 2005.

2) The increase of the share capital by the Management Board up to the amount set forth in ss. 5A Clause 1 of the Company's Statute as well as the detailed conditions of such increase as set out in ss. 5A Clause 4 of the Company's Statute below shall require the approval of the Supervisory Board (undertaken by means of a Supervisory Board resolution with at least 4 (four) members of the Supervisory Board voting in favour).

3) Upon the approval of the Supervisory Board (undertaken by means of a Supervisory Board resolution with at least 4 (four) members of the Supervisory Board voting in favour), the Management Board is authorised to limit or exclude the pre-emptive rights of the Company's Shareholders with respect to the Company's shares to be issued within the limits set forth in ss. 5A section 1 of the Company's Statute.

4) Subject to ss.5A Clause 2) above, the Management Board shall determine specific terms and conditions of the issue of the shares of the Company, within the limits provided in ss.5A Clause 1 of the Company's Statute, in particular:

           a)         number of shares, which shall be issued,

           b)         issue price of the shares,

           c)         term of opening and closing of subscription,

           d)         specific terms of allocation of the shares,

           e) shall conclude agreements with entities entitled to organize subscription for shares and shall specify places and terms of the subscription,

           f) shall conclude agreements, both with and without consideration, for underwriting the subscription for the shares, in particular, firm underwriting and stand-by underwriting agreements.

                                     SS. 5B

1. The conditional share capital of the Company amounts up to PLN 83,222,437 (eighty three million, two hundred and twenty two thousand and four hundred and thirty seven) and includes up to 64,848,652 (sixty four million, eight hundred and forty eight thousand and six hundred fifty two) ordinary bearer series "J" shares and up to 18,373,785 (eighteen million, three hundred seventy three thousand and seven hundred eighty five) ordinary bearer shares series "K".

2. The owners of series "J" and "K" shares shall participate in dividends payable by the Company, provided that respectively series "J" shares and series "K" shares are issued to the Shareholders of the Company on or before the record day for the dividend payments set forth in a resolution of the Ordinary General Shareholders' Meeting.

3. The pre-emptive rights of the Company's current Shareholders with respect to series "J" shares and series "K" shares shall be excluded.

4.         The right to acquire:

           a) up to 64,848,652 (sixty four million, eight hundred and forty eight thousand and six hundred fifty two) ordinary bearer series "J" shares shall be granted to: (i) holders of bonds with the priority right to acquire shares issued by the Company based on Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002 (the "Bonds"), (ii) the holders of the right to acquire shares (warrant) upon their separation from the Bonds and introduction to trading; and

           b) up to 18,373,785 (eighteen million, three hundred seventy three thousand and seven hundred eighty five) ordinary bearer series "K" shares shall be granted to the employees, consultants, and board members of the Company and its subsidiaries pursuant to a performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group; this right may be implemented by executing the priority right to subscribe for the shares (warrant) attached to the Bonds.

5. The priority right to acquire series "J" shares (warrant) shall have a duration of:

           a) two years from the date of the Bonds' issue with respect to 32,424,326 (thirty two million, four hundred and twenty four thousand, three hundred and twenty six) ordinary bearer series "J" shares; and

           b) three years from the date of the Bonds' issue with respect to 32,424,326 (thirty two million, four hundred and twenty four thousand, three hundred and twenty six) ordinary bearer series "J" shares.

6. The priority right to acquire series "K" shares (warrant) may be executed not later than on December 31, 2007, unless, subject to the Supervisory Board's approval, the Management Board will shorten the period for the execution of the priority right to acquire series "K" shares (warrant) pursuant to a performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group.

7. Subject to: (i) the provisions of the performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group,
           (ii) the provisions of Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002 concerning the Bonds' issue with the priority right to acquire shares, as well as the detailed terms and conditions of the Bonds' issue set forth on the basis of that Resolution and (iii) the approval of the Company's Supervisory Board, the Company's Management Board, is authorised to:

           a) determine the detailed terms and conditions for subscribing for series "J" and "K" shares and the division of series "J" and "K" shares into tranches;

           b) determine the issue prices of series "J" and "K" shares separately for each tranche;

           c) execute agreements with entities authorized to accept subscriptions for shares and to determine the places and dates of the subscription for series "J" and "K" shares;

           d) sign agreements, both paid and free of charge, in order to secure the success of the subscription for series "K" shares for the benefit of the entities referred to in ss. 5B section 4.b) of the Company's Statute and, in particular, trust deed and/or any standby or hard commitment underwriting agreement or agreements.

8.         The purpose of establishing the conditional share capital is to:

           a) grant the right to acquire the new issue of the Company's shares to those Company Shareholders who will acquire the Bonds with the priority right to acquire series "J" shares issued pursuant to Resolution No. 2 of the General Shareholders' Meeting of April 4, 2002, or for whose benefit such Bonds will be acquired; and

           b) grant the right to acquire series "K" shares to the employees, consultants and board members of the Company and its subsidiaries who will be entitled to acquire such shares pursuant to the performance stock option plan to be adopted by the Company's Supervisory Board for the Netia Group.


                                      SS. 6

1.         Shares of the Company may be registered shares and bearer shares.

2.         Bearer shares may not be transformed into registered shares.

3. The privileged registered series A1 shares shall give their holders rights as defined in ss. 15.2 of the Statute. The transfer of any privileged registered series A1 shares shall result in the loss of privileges referred to in ss. 15.2 of this Statute. Conversion of registered series A1 shares to bearer shares is forbidden.

                                      SS. 7

The share capital may be increased by way of an issue of registered or bearer shares against cash and in-kind contributions or by increasing the nominal value of existing shares.

                          III. OTHER CAPITAL AND FUNDS


                                      SS. 8

1. Besides the share capital the Company establishes the following capital and funds:

           1)         the reserve capital;

           2)         the spare capital;

           3)         the employee social benefits fund.

2. By resolutions of the General Assembly of Shareholders other funds may be established.

3. The Company may issue bonds, including convertible bonds and securities within the scope allowed by law.



                             IV. COMPANY AUTHORITIES


                                      SS. 9

The bodies of the Company shall be:

1.         the General Assembly of Shareholders;

2.         the Supervisory Board;

3.         the Management Board.


                                     SS. 10

The Management Board shall convene the ordinary General Assembly of Shareholders not later than 6 (six) months following the end of the financial year.


                                     SS. 11

The General Assembly of Shareholders shall be convened by way of an announcement to the shareholders published in Monitor S(1)dowy i Gospodarczy.


                                     SS. 12

1. Unless the provisions of the Commercial Companies Code or this Statute provide otherwise, resolutions of the General Shareholders' Meeting shall be adopted by an absolute majority of votes cast (abstentions shall be counted as votes cast).

2. Resolutions on a Company merger, Company dissolution or transfer of the enterprise of the Company or transfer of a material part thereof shall be adopted by a majority of 3/4 of the votes cast.

3. Resolutions on the withdrawal of the Company's shares from public trading or on de-listing of the Company's shares from the Warsaw Stock Exchange or on a merger having the same consequences, shall be adopted by a majority of 4/5 of the votes cast. Those voting must represent at least 1/2 of the Company's share capital.


                                     SS. 13

1. Resolutions of the General Shareholders' Meeting shall be required in matters provided for in the Commercial Companies Code, and in particular regarding decisions on the division and distribution of profit. No approval of the General Shareholders' Meeting is required for the purchase or sale of real estate or share in real estate, without limitations upon the value of such transaction.

2. The Management Board shall submit the proposed resolutions of the General Assembly of Shareholders for a prior opinion of the Supervisory Board of the Company. Draft proposed resolutions shall be delivered to the members of the Supervisory Board not later than 10
           (ten) days prior to the date of the General Assembly of Shareholders. If the Supervisory Board fails to give its opinion on any proposed resolution 1 (one) day before the day of the General Assembly of Shareholders, it shall be deemed that no opinion has been given by the Supervisory Board. A negative opinion or the lack of an opinion of the Supervisory Board shall not be an obstacle to adoption of such resolution by the General Assembly of Shareholders.


                                     SS. 14

1. The Shareholders may participate in the General Assembly of Shareholders and exercise their right to vote in person or by proxies. Members of the Management Board of the Company and the Company employees may not act as proxies at the General Assembly of Shareholders.

2. The rules governing the operation of the Assembly of Shareholders shall be specified in the By-laws of the Shareholders' General Assembly, which shall be approved by the General Assembly of Shareholders.


                                     SS. 15

1.         The Supervisory Board shall consist of up to 7 (seven) members.
           Except as otherwise provided in this Section, members of the Supervisory Board shall be elected and dismissed by the General Assembly of Shareholders for a term of office of 5 (five) years.

2. 1 (one) member of the Supervisory Board shall be appointed and dismissed by holders of series A1 shares; provided that, such privilege has not terminated pursuant to ss. 6.3 above and, upon termination, such member shall be elected by the General Assembly of Shareholders and shall be an Independent Member.

3. At all times at least 2 (two) of the Supervisory Board members shall be "independent" (the "Independent Member"). An "Independent Member" is a person who: (i) is not an executive officer of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person, (ii) does not have a business or professional relationship with the Company or any of its subsidiaries that is material to the Company or such person, (iii) does not have an ongoing business or professional relationship with the Company or any of its subsidiaries, whether or not material in an economic sense, which involves continued dealings with management of the Company such as the relationship between the Company and its investment bankers or legal counsel, (iv) is not an employee of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person, (v) is not an employee of any shareholder or any Affiliate of any shareholder holding more than 5 (five) % of issued share capital of the Company or any of its subsidiaries or of any Affiliate of the Company or is not a member of the immediate family (or has a similar relationship) with any such person or (vi) does not have a business or professional relationship with any shareholder or any Affiliate of any shareholder holding more than 5 (five) % of issued share capital of the Company or any of its subsidiaries that could have significant impact on the ability of such person to make impartial decisions.

           In this Statute: "Affiliate" shall mean any firm, company or corporation which, directly or indirectly, controls, is controlled by or is under common control of the Company; "Subsidiary" shall mean an entity in which the Company holds more than 50% (fifty) of the voting stock or has the right to appoint at least 50% (fifty) of the members of the management board or supervisory board (or similar governing or supervisory authority) of such entity; "Executive Officer" shall mean members of the Management Board of the Company, liquidators, chief accountant of the Company, in-house legal counsel and all persons responsible for managing the Company and reporting directly to the Management Board.

4. The Chairman of the Supervisory Board shall be elected by the Supervisory Board from amongst the members of the Supervisory Board in a simple majority vote. The Chairman shall have the power to cast the deciding vote in the event of a deadlock among the members of the Supervisory Board. In addition, the Chairman shall have the right to call and preside over meetings of the Supervisory Board and other procedural rights normally associated with such office.

5. Meetings of the Supervisory Board shall be convened at least monthly for the six month period following the registration of the series H share increase and once every quarter thereafter. The Chairman shall also convene meetings of the Supervisory Board at the written request of the Management Board of the Company or any member of the Supervisory Board.

6. The members of the Supervisory Board may be remunerated for fulfilling their functions of Supervisory Board members. The General Shareholders' Meeting should adopt Rules of Remunerating the Supervisory Board's Members".


                                     SS. 16

1. The competency of the Supervisory Board shall include general supervision of the activities of the Company. Resolutions of the Supervisory Board shall be required in matters provided for in the Commercial Companies Code and Paragraph 3 of this Section.

2. Save as prescribed otherwise in this Statute all resolutions of the Supervisory Board shall be undertaken by an absolute majority of votes cast in favour of such resolution (abstentions shall be counted as votes cast).

3. Subject to the provisions ofss.16.4 below, resolutions of the Supervisory Board regarding the following matters shall require that at least 4 (four) members of the Supervisory Board vote in favour:

           a) presentation to the Company's General Assembly of Shareholders of a written report on the results of the Supervisory Board's examination of the Company's balance sheet and the profit and loss statement;

           b) presentation to the Company's General Assembly of Shareholders of a written report on the results of the Supervisory Board's examination of the report of the Management Board and the recommendations of the Management Board with respect to the distribution of profits or coverage of losses;

           c) the appointment and removal of the members of the Management Board, and the issuance of by-laws for the Management Board;

           d) setting or changing the compensation for the members of the Management Board and defining other terms and conditions of their employment, and the setting and changing of any incentive plan for the Management Board and other key employees;

           e)        approval of business plans and budgets for the Company;

           f) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, consent to incurring or making loans or other indebtedness in excess of US$100,000 on a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           g) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the authorization of capital expenditures, assumption of obligations or commitments in excess of US$100,000 in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           h) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the giving of any guarantee or indemnity with respect to the obligations of liability of any other entity, which guarantee or indemnity shall be in excess of US$100,000 in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           i) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the sale or acquisition of real estate for a purchase price exceeding US$100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or any other currencies;

           j) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, consent to the sale, lease, pledge, hypothecation encumbering or transferring any of the Company's assets having a value in excess of US$100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or any other currencies, provided, however, that sales of products and obsolete equipment in the ordinary course of business will be subject to no restrictions;

           k) unless provided in the most recent business plan or budget of the Company approved by the Supervisory Board, the making of any investment or funding of any amounts in or with respect to any non-telecommunications related business or operations of the Company (including, for this purpose, Uni-Net Sp. z o.o. with registered seat in Warsaw), whether under contractual arrangements existing at the time of such investment or funding or otherwise;

           l) consent to the commencement, settlement, assignment, compromise or release of any claim of or against the Company in excess of US $100,000 in a single or series of related transactions or the equivalent amount in Polish zlotys or other currencies;

           m) bidding for any license or concession or agreeing to the material modification of any existing license of the Company or any subsidiary;

           n) consent to acquiring shares of or investing in other entities other than in existing subsidiaries of the Company;

           o) consent to the adoption of a performance stock option plan in accordance with ss. 5B of this Statute;

           p) appointment of the expert auditor to audit the Company's financial statements;

           r) the conclusion by the Company of any contracts with an Affiliate (defined below). For the purposes of this point, "Affiliate" shall mean (i) a member of the Management Board or Supervisory Board or the cousin or relative of up to the second degree of such member, (ii) a shareholder holding shares entitling it to at least 5% of votes at the General Meeting or (iii) an entity controlled by, controlling or under common control with the aforementioned persons and "control" shall mean the possibility of even indirect influence over the management or business policy of the controlled entity through holding shares with the right to vote in such entity, a shareholders' agreement, an agreement for official receivership of votes (umowa syndykowania g(3)osow) or in any other similar manner, even if not connected with a written agreement.

4. Resolutions of the Supervisory Board regarding the consent for the Company to enter into the first credit facility following January 15th, 2003 in the amount equal to, or exceeding EUR 50 million (fifty million) in a single or a series of related transactions or the equivalent amount in Polish zlotys or any other currencies shall require that at least 5 (five) members of the Supervisory Board vote in favour. Resolutions of the Supervisory Board regarding the consent for the Company to enter into the all subsequent credit facilities shall require that at least 4 (four) members of the Supervisory Board vote in favour.

5. Supervisory Board resolutions on the matters described in section 16.3.q. above (the conclusion by the Company of a contract with an Affiliate) shall require the approval of at least one of the Independent Members.


                                     SS. 17

1. Meetings of the Supervisory Board shall be convened by written notices sent to each member of the Supervisory Board informing them of the date, the time, the venue and the agenda, at least 7 (seven) days prior to the planned meeting. Meetings of the Supervisory Board may be held without formal convening if all the members of the Supervisory Board agree to such a meeting and the proposed agenda.

2. Resolutions of the Supervisory Board may be undertaken in writing or by means of direct communication media (such as telephone, video conferencing) in a manner allowing mutual communication between all the members of the Supervisory Board present. Resolutions adopted during such conference shall be effective if the minutes including such resolutions were signed by each member of the Supervisory Board participating in such meeting. Members of the Supervisory Board may also vote on Supervisory Board resolutions in writing via another member of the Supervisory Board.

3. Resolutions of the Supervisory Board shall only be valid if a quorum is present at such meeting. The quorum shall consist of a majority of the total number of members of the Supervisory Board.

4. The rules governing the operation of the Supervisory Board shall be specified in the By-laws of the Supervisory Board, which shall be adopted by the Supervisory Board.

5. Reasonable out-of pocket expenses incurred by members of the Supervisory Board in connection with attending meetings and fulfilling other obligation as board members, shall be reimbursed by the Company.


                                     SS. 18

1. The Management Board of the Company shall consist up to 10 (ten) members. The Supervisory Board shall decide on the number of Management Board members.

2. The Management Board members shall be appointed and dismissed by the Supervisory Board for a term of office of 5 (five) years.

3. The Management Board shall manage the activities of the Company, shall adopt resolutions necessary for performance of tasks and shall represent the Company before courts, authorities, offices and third parties.

4. The Management Board shall handle the matters, which are not within the exclusive competence of the General Assembly of Shareholders or the Supervisory Board.

5. Resolutions of the Management Board shall be adopted by a simple majority of votes.

6. Two members of the Management Board acting together or one member of the Management Board acting together with a commercial proxy (prokurent) shall be authorised to make declarations and to sign on behalf of the Company.

7. Reasonable out-of-pocket expenses incurred by members of the Management Board in connection with attending meetings and fulfilling other obligation as board members, shall be reimbursed by the Company.

8. The rules governing the operation of the Management Board shall be specified in the By-laws of the Management Board, which shall be approved by the Supervisory Board.


                               V. FINAL PROVISIONS

                                     SS. 19

1. Liquidation and dissolution of the Company shall be undertaken in cases provided for by law or pursuant to a resolution of the General Assembly of Shareholders.

2. Liquidators shall be members of the Management Board unless the General Assembly of Shareholders appoints other liquidators.


                                     SS. 20

In any and all matters not provided for in this Statute, the provisions of the Commercial Companies Code and other provisions of Polish law shall apply.


                                     SS. 21

The Company was established by transformation into a joint stock company of "R.P. Telekom" Spo(3)ka z ograniczon(1) odpowiedzialnooeci(1), the Shareholders of which were the founders listed in Section 4."

                               RESOLUTION NO. [_]
              OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF
                               NETIA HOLDINGS S.A.

                             DATED JANUARY 15, 2003


                         concerning the adoption of the
              "Rules of Remuneration of Supervisory Board Members"



1. The Extraordinary Shareholders' Meeting hereby adopts the "Rules of Remuneration of Supervisory Board Members" with the following wording:

               "RULES OF REMUNERATION OF SUPERVISORY BOARD MEMBERS

                                      ss. 1

Each Supervisory Board Member is entitled to remuneration for exercising their duties.


                                      ss. 2

1. The Chairman of the Supervisory Board is entitled to gross monthly remuneration of the PLN equivalent of US$ 2,400.

2. Other Members of the Supervisory Board are entitled to gross monthly remuneration of the PLN equivalent of US$ 2,000 each.

3. The General Shareholders' Meeting may establish levels of remuneration other than those set forth in points 1 and 2 above.

                                      ss. 3

Any changes to these Rules require a resolution of the General Shareholders' Meeting."

2. The Extraordinary Shareholders' Meeting hereby repeals the "Rules of Remuneration of Supervisory Board Members" as adopted by Resolution No. 1 of February 19, 2001.

                               RESOLUTION NO. [_]
              OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF
                               NETIA HOLDINGS S.A.

                             DATED JANUARY 15, 2003


      concerning granting consent to establishing registered pledges on the collection of movables and rights constituting the entire enterprise of
                              Netia Holdings S.A.

In order to secure creditors' rights under the guarantee granted by Netia Holdings S.A. to The Bank of New York with its seat in London, the United Kingdom or another entity (the "TRUSTEE") as security for EUR 50 million Senior Secured Notes due 2008 issued by Netia Holdings B.V., together with the accrued interest and all other pecuniary obligations, the Extraordinary General Shareholders' Meeting of Netia Holdings S.A., acting pursuant to Article 393 point 3 of the Commercial Companies' Code, hereby consents to the establishment by Netia Holdings S.A. of:

I. a registered pledge on the collection of movables and rights of Netia Holdings S.A. and on the future collection of movables and rights of Netia Holdings S.A. constituting the entire enterprise of Netia Holdings S.A. in favour of the Trustee; and

II.        registered pledges on individual assets of Netia Holdings S.A.
           constituting the entire enterprise of Netia Holdings S.A. in favour of the Trustee.

            CURRICULUM VITAE OF NEW MEMBERS OF THE SUPERVISORY BOARD


EWA ROBERTSON (age 56) graduated from Brikbeck College, London and specializes in financial advising. She held managerial positions with, among others, Alliance Capital Ltd., Alliance Capital Management Europe and Citicorp Investment Bank Ltd. Between 1993 and 1996 she was the Head of the Global Bond Sales Department of Daiwa Bank (Capital Management) Ltd. Currently, Ewa Robertson works as Investment Banking CEE with the London branch of Banca IMI. In accordance with information obtained by Netia Holdings S.A. (the "Company"), Ms. Robertson does not own any interest in any business which competes, either directly or indirectly, with the Company.

RICHARD JAMES MOON (age 53) graduated from high school at age 16 having taken 8 examinations and joined EMI Electronics as a Sponsored Engineering Apprentice. In 1971 Mr. Moon completed electronic engineering studies earning 'The Thomas Beaven Memorial Trophy' award as the best apprentice. In 1973, Mr. Moon was awarded a diploma in Works Management by Bath Business School. In 1992, Mr. Moon became a member of the Institute of Directors and in 1997 a member of the Royal Society of Arts and Manufacturers. During his professional career, he has worked, among other positions, as Operations Director in Thorn EMI Electronics and as Managing Director of Thorn Automation - Industrial Company. In the past ten years, he worked as Managing Director in Thorn EMI Electronics, Sensors Group, Chief Executive in Racal Communications and the Chairman of the Management Board of Racal Electronics Plc. At present, Mr. Moon works as Chief Executive Officer of Thales Plc (previously Thomson - CSF). In accordance with information obtained by the Company, Mr. Moon does not own any interest in any business which competes, either directly or indirectly, with the Company.

JERZY BAUC (age 45) graduated from the University of Lodz and the University of Windsor in Canada with degrees in economics. Mr. Bauc works as a university professor Mr. Bauc specializing in macroeconomics. He advised the Ministries of Finance in Romania and Mongolia. Between 1998 and 2000, he represented Polish government in the Monetary Policy Council. Between 2000 and 2001, Mr. Bauc held the position of the Minister of Finance in the Polish government. At present, Mr. Bauc is the President of the Management Board of PTE Skarbiec Emerytura pension fund and a Supervisory Board member of Tras Tychy S.A. and Mostostal Gdansk S.A. In accordance with information obtained by the Company, none of Mr. Bauc's present activities are competitive with the Company' business.

ANDRZEJ MICHAL WIERCINSKI (age 56) graduated from the Faculty of Law of Adam Mickiewicz University in Poznan and holds a doctor's degree in legal sciences. He specializes in legal advice in the area of privatizations and restructurings of Polish enterprises. Mr. Wiercinski acted as legal counsel to the Privatization Minister in the Polish government in connection with the National Privatization Program. He has worked as an attorney at Stephenson Harwood in London. He served as a supervisory board member of Wielkopolski Bank Kredytowy S.A. as well as other companies. Currently, Mr. Wiercinski acts as a supervisory board member of ING Nationale - Nederlanden Polska Powszechne Towarzystwo Emerytalne S.A. From 1992, Andrzej Micha(3) Wiercinski has been a partner in the Polish law firm, Wardynski i Wspolnicy sp.j. (a registered partnership). In accordance with information obtained by the Company, his activities are not competitive with the Company's business.

NICHOLAS N. COURNOYER (age 44) graduated from Connecticut College with Bachelor of Arts degree. He worked it the Latin American Debt Restructuring Department of Chase Manhattan Bank. In 1985 he established the Emerging Markets Debt Trading Group based in New York. Between 1986 and 1991 he ran a similar operation in London. In 1992, Mr. Cournoyer founded Montpelier, a company specializing in the Emerging Markets. At present, Mr. Cournoyer acts as the Managing Director of Montpelier Asset Management. In accordance with information obtained by the Company, he does not own any interest in any business which competes, either directly or indirectly, with the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Date:  January 16, 2003



                                  NETIA HOLDINGS S.A.

                                  By: /S/ AVRAHAM HOCHMAN
                                      ---------------------------------------
                                  Name: Avraham Hochman
                                  Title: Chief Financial Officer
                                           Vice President, Finance




                                  By: /S/ EWA DON-SIEMION
                                      ---------------------------------------
                                  Name: Ewa Don-Siemion
                                  Title: Vice President, Legal